Change in Accounting Fee

Rydex Fund Services, Inc. (the "Servicer"), an affiliated entity, provides transfer agent services to the Trust for fees calculated at an annualized rate of 0.25% of the average daily net assets of each of the Feeder Funds. The Servicer also provides accounting services to the Trust. For the period January 2, 2003 through May 31, 2003, these services were calculated at an annualized rate of 0.10% on the first $250 million of the average daily net assets of the Feeder Funds, 0.075% on the next $250 million of the average daily net assets of the Feeder Funds, 0.05% on the next $250 million of the average daily net assets of the Feeder Funds, and 0.03% on the average daily net assets over $750 million of each of the Feeder Funds. Starting June 1, 2003, the fees for these services were calculated at an annualized rate of 0.15% of the average daily net assets of the Feeder Funds. Certain officers and trustees of the Trust are also officers and directors of the Servicer.